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                                                               EXHIBIT 99(a)(14)

           STONE RIVET, INC. CLOSES TENDER OFFER FOR ENVIROTEST STOCK
                   MORE THAN 98% OF ENVIROTEST STOCK RECEIVED

        SUNNYVALE, Calif. and LONDON, England -- October 16, 1998 - Stone Rivet, Inc. and Envirotest Systems Corp. (AMEX:ENR) announced today that Stone Rivet has closed its tender offer for shares of Class A common stock of Envirotest by accepting the tender of approximately 11,963,529 shares, representing approximately 98.7% of the outstanding shares of Envirotest.

        Stone Rivet accepted for payment all Envirotest shares validly tendered and not withdrawn prior to the expiration of the tender offer, including approximately 1,381,813 shares tendered pursuant to notices of guaranteed delivery. The tender offer expired at 12:00 midnight, Eastern standard time, on Thursday, October 15, 1998. Stone Rivet will complete its acquisition of Envirotest by means of a merger of Stone Rivet with and into Envirotest, in which the remaining Envirotest shares will be canceled and converted into the right to receive $17.25 per share in cash. Stone Rivet anticipates prompt consummation of the merger.